UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Satélites Mexicanos, S.A. de C.V. (the “Company”) announced on January 25, 2011 that it had reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its 10 1/8% Second Priority Senior Secured Notes due 2013 regarding a comprehensive recapitalization to be effected through a prepackaged plan of reorganization to be filed in the United States Bankruptcy Court for the District of Delaware (the “ Prepackaged Plan”).
On March 8, 2011, the Company issued a press release announcing that, as part of the implementation of the Prepackaged Plan, it and Alterna’TV Corporation and Alterna’TV International Corporation (collectively, the “Debtors”) had commenced a solicitation of votes on the Prepackaged Plan from holders of record as of March 3, 2011 of the Company’s First Priority Senior Secured Notes due 2011, and the Company’s 10 1/8% Second Priority Senior Secured Notes due 2013. The solicitation period will expire on April 4, 2011. If sufficient votes are received for the Prepackaged Plan, the Debtors intend to file voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code and seek prompt confirmation of the Prepackaged Plan.
The Disclosure Statement Relating to the Joint Prepackaged Plan of Reorganization of Satélites Mexicanos, S.A. de C.V., Alterna’TV Corporation and Alterna’TV International Corporation Under Chapter 11 of the Bankruptcy Code and the Prepackaged Plan are available on the public website of the Company at http://www.satmex.com.
A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
Exhibit 99.1     Press Release of Satélites Mexicanos, S.A. de C.V., dated March 8, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2011

Satélites Mexicanos, S.A. de C.V.
(Registrant)

By:	/s/ Pablo Manzur y Bernabéu

Name: Pablo Manzur y Bernabéu
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated March 8, 2011